FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and address of Reporting Person* Sherwin, Stephen A.	2. Issuer Name and ticker or Trading Symbol Cell Genesys, Inc. (CEGE)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) c/o: Cell Genesys, Inc. 342 Lakeside Drive (Street) Foster City, California 94404 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year September 26, 2002 5. If Amendment, Date of Original (Month/Day/Year)

X     Director            10% Owner
X     Officer (give title below)           Other (specify below)
   Chairman and Chief Executive Officer

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Transaction Date, if any	3. Transac- tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported	6. Owner- ship Form: Direct	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	V	Amount	(A) or (D)	Price	Transaction(s) (Instr. 3 and 4)	(D) or In- direct (I) (Instr. 4)	Ownership (Instr. 4)
Common Stock	09/25/2002		M		2,334	A	$3.00		D
Common Stock	09/25/2002		M		5,000	A	$3.00		D
Common Stock	09/25/2002		M		1,000	A	$3.00		D
Common Stock	09/25/2002		M		3,126	A	$3.00		D
Common Stock	09/26/2002		G (1)		3,126	D			D
Common Stock	09/26/2002		G (1)		2,334	D			D
Common Stock	09/26/2002		G (2)		5,000	D			D
Common Stock	09/26/2002		G (3)		1,000	D		436,775	D
								30,000	I	by Son

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reprting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End 0f Month (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)(4)	$3.00	09/25/2002		M			2,334	12/01/1995	11/20/2002	Common Stock	2,334			D
Non-Qualified Stock Option (right to buy)(4)	$3.00	09/25/2002		M			5,000	12/01/1995	11/20/2002	Common Stock	5,000			D
Non-Qualified Stock Option (right to buy)(4)	$3.00	09/25/2002		M			1,000	12/01/1995	11/20/2002	Common Stock	1,000			D
Non-Qualified Stock Option (right to buy)(4)	$3.00	09/25/2002		M			3,126	12/01/1995	11/20/2002	Common Stock	3,126		0	D

Explanation of Responses:
(1) Gift made to Yale University (2) Gift made to Asian Art Museum Foundation (3) Gift made to San Francisco University High School (4) Stock option granted pursuant to the Cell Genesys, Inc. 1989 Incentive Stock Plan which satisfies the requirements of Rule 16-b3.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Stephen A. Sherwin Stephen A. Sherwin **Signature of Reporting Person	September 26, 2002 Date

©    H.J. Meyer Consulting September 1, 2002